PEPSI-COLA PUERTO RICO BOTTLING COMPANY

                              Carretera 865 Km. 0.4
                              Bo. Candelaria Arenas
                           Toa Baja, Puerto Rico 00949

                        Information Statement Pursuant to
            Section 14(f) of the Securities Exchange Act of 1934 and
                              Rule 14f-1 Thereunder
                                  July 7, 1998

                                CHANGE IN CONTROL

     This Information Statement is being furnished by Pepsi-Cola Puerto Rico Bottling Company (the "Company") to its shareholders in connection with the planned appointment of new directors of the Company, to be designated by P-PR Transfer, LLP ("P-PR"), a Delaware limited liability partnership. P-PR is a joint venture between Pohlad Companies, an independent Pepsi-Cola bottler, and PepsiCo, Inc. ("PepsiCo").

     THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14 (F) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), AND RULE 14F-1 THEREUNDER. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

     In September 1996, in connection with his continued service as President and Chief Executive Officer, Mr. Rafael Nin requested and was granted by the members of the Charles H. Beach Voting Trust and the Michael J. Gerrits Voting Trust (together, the "Essential Shareholders") and certain other shareholders, a ten-year voting trust (the "Nin Voting Trust") which entitles him to vote, but not own, 5,000,000 shares of the Company's Class A common stock, par value $.01 per share (the "Class A Shares"), representing a controlling interest in the Company. Additionally, in connection with the Nin Voting Trust, Rafael Nin, the Company and the shareholders of the Class A Shares entered into a stock option agreement (the "Stock Option"), pursuant to which those shareholders granted Rafael Nin a two-year option to purchase all or a portion of the 5,000,000 Class A Shares at a price of $1.00 per share, subject to adjustment from time to time. Mr. Nin may not exercise the Stock Option, but is only permitted to transfer the option in whole or with respect to some shares to third parties (including the Company) for the benefit of the Company.

     The Company, Rafael Nin and P-PR entered into a Transfer Agreement dated as of June 15, 1998 (the "Transfer Agreement") providing for the assignment by Mr. Nin to P-PR of the Stock Option in consideration for a payment of $23.75 million to the Company. P-PR intends to exercise the Stock Option at a closing scheduled to be held on July 17, 1998. P-PR will contemporaneously purchase 6,210,429 shares of the Company's Class B common stock for $3.63 per share pursuant to a stock purchase agreement between P-PR and certain shareholders of the Company. After giving effect to these transactions, P-PR will hold approximately 52.1% of the overall shares outstanding and 77.9% of the voting control of the Company. The Company will also issue a warrant to P-PR for the purchase of an additional 1,700,000 shares of the Company's Class B common stock, exercisable at any time during a period of 7-1/2 years after the closing at $6.875 per share. The closing of the transactions requires the satisfaction of various conditions, including obtaining consents from PepsiCo and the Company's principal lender, Banco Popular de Puerto Rico, in connection with the change in control of the Company.

     The Transfer Agreement provides that the Company's current board of directors will appoint new directors selected by P-PR to fill vacancies created by the resignation of current directors. Assuming the timely closing of the transactions described in the preceding paragraph, the appointment of the new directors will become effective on July 18, 1998. Appendix A contains certain information about the persons proposed by P-PR to serve as the Company's new directors. The information relating to P-PR contained in this Information Statement has been supplied to the Company by P-PR. The Company assumes no responsibility for the accuracy or completeness of such information.

     The securities of the Company outstanding on June 30, 1998 consisted of 5,000,000 Class A Shares, entitling the holders thereof to six votes per share, and 16,500,000 shares of Class B common stock, par value $.01 per share (the "Class B Shares" and together with the Class A Shares, the "Common Stock"), entitling the holders thereof to one vote per share. There were no other classes of securities of the Company outstanding on June 30, 1998.

                               SECURITY OWNERSHIP

Class A Shares

     The following table sets forth information regarding beneficial ownership of the Class A Shares outstanding as of June 30, 1998 by (i) each person known by the Company to be the beneficial owner of more than 5% of the Class A Shares,
(ii) each director of the Company who holds Class A Shares (iii) each of the executive officers named in the summary compensation table who holds Class A Shares and (iv) all directors and executive officers of the Company as a group. Information with respect to beneficial ownership of Company's Common Stock is based upon the Company's Common Stock records and data supplied to the Company by its shareholders.

                                                                     Percentage
                                                        Number of        of
                                                         Class A      Class A
                                                         Shares        Shares
                                                      Beneficially  Beneficially
Directors, Executive Officers and 5% Shareholders*       Owned         Owned(1)
--------------------------------------------------    ------------  ------------
Rafael Nin, as Trustee(2) ..........................   5,000,000       100.0%
Charles H. and Patricia Beach(3) ...................   2,218,368        44.4
Michael J. Gerrits Investment Ltd.(4) ..............     417,488         8.3
Anton Schedlbauer(5) ...............................     377,443         7.5
Patrick T. Gerrits Investment Ltd.(4) ..............     341,146         6.8
John W. Beck(6) ....................................     339,698         6.8
Dorothy D'Angelo(7) ................................     251,628         5.0
Charles R. Krauser(7) ..............................     209,355         4.2
All Directors and Executive Officers as a Group ....   5,000,000       100.0

-----------------------
* The address of the directors, executive officers and 5% shareholders is Pepsi-Cola Puerto Rico Bottling Company, Carretera 865Km. 0.4, Bo. Candelaria Arenas, Toa Baja, Puerto Rico 00949, except for Charles H. Beach and Patricia Beach, whose address is 700 South Federal Highway, Suite 100, Boca Raton, FL 33432, Anton Schedlbauer, whose address is 12 Calle 1-25 Zona 10, Edificio Geminis 10, Torre Norte Oficina 1403-04, Guatemala City, Guatemala and Michael J. Gerrits and Patrick T. Gerrits, whose address is Gerrits Construction, Inc., 3465 N. W. 2nd Avenue, Miami, FL 33127.

(1)  Based on 5,000,000 total outstanding Class A Shares on June 30, 1998.

(2) Rafael Nin is deemed to be the beneficial owner of 5,000,000 Class A Shares which are held in the Nin Voting Trust because he holds sole voting power with respect to such shares and, pursuant to the two-year option to purchase all of such Class A Shares for the exclusive benefit of the Company, currently holds sole dispositive power with respect to such shares. However, Mr. Nin may not exercise the option and has no pecuniary interest in such shares. In addition to direct ownership of 156,579 Class B Shares, Mr. Nin beneficially owns 1,516,667 Class B Shares and 190,000 Class B Shares that may be acquired upon the exercise of a currently exercisable option granted under the Stock Option Agreement dated October 15, 1996 between the Company and Mr. Nin, and the Company's Qualified Stock Option Plan, respectively. As a result of his right to vote the 5,000,000 Class A Shares held in the Nin

     Voting Trust, his direct ownership of 156,579 Class B Shares, and assuming that Mr. Nin exercised the options granted under the Stock Option Agreement and Company's Qualified Stock Option Plan, Rafael Nin has the right to vote 29.57% of the total outstanding capital stock of the Company and the right to exercise 66.09% of the total voting rights outstanding.

(3) Charles and Patricia Beach are deemed to be the beneficial owners of 2,218,368 Class A Shares, which are held in the Nin Voting Trust, because they are entitled to receive dividends and other distributions on such Class A Shares while they are in the Nin Voting Trust, and are entitled to receive a return of such Class A Shares upon the termination of the Nin Voting Trust. An Additional 25,578 Class A Shares owned by members of Mr. Beach's immediate family are also held in the Nin Voting Trust, and Mr. Beach may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3 ("Rule 13d-3") of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of the Class A Shares owned by the members of his family. Mr. Beach disclaims such beneficial ownership with respect to such Class A Shares owned by members of his immediate family.

(4) Michael J. Gerrits, through Michael J. Gerrits Investment Ltd., is deemed to be the beneficial owner of 417,488 Class A Shares, which are held in the Nin Voting Trust, because Michael J. Gerrits Investment Ltd. is entitled to receive dividends and other distributions on such Class A Shares while they are in the Nin Voting Trust, and is entitled to receive a return of such Class A Shares upon the termination of the Nin Voting Trust. An additional 341,146 Class A Shares owned by Patrick T. Gerrits Investment Ltd. and
     336,675 Class A Shares owned by other members of Mr. Gerrits's immediate family and his affiliates, who are Mr. Gerrits's former business partners or employees and their respective families, are also held in the Nin Voting Trust, and Mr. Gerrits may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3) of the Class A Shares owned by the members of his family and affiliates. Mr. Gerrits disclaims such beneficial ownership with respect to such Class A Shares owned by members of his immediate family and affiliates.

(5) Lumiye International S.A., a company controlled by Mr. Schedlbauer, is deemed to beneficially own 264,210 Class A Shares, or 5.3% of Class A Shares and Girasol Enterprises, a company controlled by Mr. Schedlbauer's wife, is deemed to beneficially own 113,233 Class A Shares, or 2.2% of the Class A Shares. All of these Class A Shares are held in the Nin Voting Trust and are deemed beneficially owned because of the right to receive dividends and other distributions on such Class A Shares while they are in the Nin Voting Trust and a return of such Class A Shares upon termination of the Trust.

(6) John W. Beck is a director of the Company. All of these Class A Shares are held in the Nin Voting Trust and are deemed beneficially owned by Mr. Beck because of Mr. Beck's right to receive dividends and other distributions on such Class A Shares while they are in the Nin Voting Trust and a return of such Class A Shares upon termination of the Nin Voting Trust.

(7) Charles R. Krauser is a director of the Company. All of these Class A Shares are held in the Nin Voting Trust and are deemed beneficially owned by Mr. Krauser because of the right to receive dividends and other distributions on such Class A Shares while they are in the Nin Voting Trust and a return of such Class A Shares upon termination of the Nin Voting Trust. Additionally, Mr. Krauser may be deemed to be the beneficial owner (as the term is defined under Rule 13d-3) of 545,528 Class A Shares beneficially owned by his affiliates, including 251,628 Class A Shares beneficially owned by Dorothy D'Angelo. Mr. Krauser disclaims such beneficial ownership with respect to such Class A Shares owned by his affiliates, who are Mr. Krauser's business partners and their respective family members. See "--Voting Trust Agreements."

Class B Shares

     The following table sets forth information regarding beneficial ownership of the Class B Shares outstanding as of June 30, 1998 by (i) each person known by the Company to be the beneficial owner of more than 5% of the Class B Shares,
(ii) each director of the Company who holds Class B Shares, (iii) each of the executive officers named in the summary compensation table who holds Class B Shares and (iv) all directors and executive officers of the Company as a group. Unless otherwise indicated herein, each shareholder has sole voting power and sole dispositive power with respect to the indicated shares. Information with respect to beneficial ownership is based upon the Company's Common Stock records and data supplied to the Company by its shareholders.

                                                                     Percentage
                                                        Number of        of
                                                         Class B      Class B
                                                         Shares        Shares
                                                      Beneficially  Beneficially
Directors, Executive Officers and 5% Shareholders**      Owned         Owned(1)
--------------------------------------------------    ------------  ------------

Charles H. and Patricia Beach(2)....................   2,721,197        16.5%
Claims Administrator--Pepsi Puerto Rico
 Security Litigation(3).............................   2,000,000        12.1
Shapiro Capital Management(4).......................   3,489,075        21.2
Michael J. Gerrits(5)...............................   1,385,036         8.4
John W. Beck(6).....................................     454,301         2.8
Charles R. Krauser(7)...............................     217,520         1.3
Rafael Nin(8).......................................     156,579         0.1
David L. Virginia(9)................................      18,000         *
Richard Reiss(10)...................................       1,547         *
C. Leon Timothy(11).................................       1,000         *
Basil Vasiliou(12)..................................      67,920         *
All Directors and Executive Officers as a Group.....     916,867         5.6

-------------------
*    Less than 1%

** The address of the directors, executive officers and 5% shareholders is Pepsi-Cola Puerto Rico Bottling Company, Carretera 865Km. 0.4, Bo. Candelaria Arenas, Toa Baja, Puerto Rico 00949, except for Charles H. Beach and Patricia Beach, whose address is 700 South Federal Highway, Suite 100, Boca Raton, FL 33432, Michael J. Gerrits whose address is Gerrits Construction, Inc., 3465 N. W. 2nd Avenue, Miami, FL 33127 and Shapiro Capital Management whose address is 3060 Peachtree Road NW, Suite 1555, Atlanta, GA 30305.

(1)  Based on 16,500,000 total outstanding Class B Shares on June 30, 1998.

(2) Charles and Patricia Beach own 2,721,197 Class B Shares, each of which is entitled to one vote. Pursuant to the Charles H. Beach Voting Trust described below, Mr. Beach has sole voting power with respect to 2,767,619 Class B Shares which include 46,422 Class B Shares owned by members of his immediate family. Thus, Mr. Beach may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3) of such shares owned by members of his immediate family. Mr. Beach disclaims such beneficial ownership with respect to such Class B Shares owned by members of his immediate family. See "--Voting Trust Agreements." Each member of the Charles H. Beach Voting Trust has sole dispositive power with respect to his or her Class B Shares, subject to certain restrictions on transfer described below. See "--Shareholders Agreement."

(3) In September 1997, 2,500,000 Class B Shares were used by the Company to pay a portion of the settlement payment made in connection with the settlement of certain class action securities law suits in which the Company and some of its directors were defendants. These 2,500,000 Class B Shares were acquired by the Company from a number of the Company's shareholders, including the original organizers of the Company in connection with the settlement of the litigation. Pursuant to the settlement terms, 500,000 Class B Shares were delivered to lawyers for the plaintiffs in the litigation and 2,000,000 Class B Shares were delivered to the court-appointed claims administrator for the settlement.

(4) The information shown is derived from information provided to the Company by Shapiro Capital Management with respect to its ownership of Class B Shares.

(5) Michael J. Gerrits is the trustee of the Michael J. Gerrits Voting Trust. The members of the Michael J. Gerrits Voting Trust include Mr. Gerrits and members of his family and his affiliates, who are Mr. Gerrits's former business partners or employees and their respective families. Mr. Gerrits, pursuant to the Michael J. Gerrits Voting Trust, has the sole power to vote 1,385,036 Class B Shares which include 514,418 Class B Shares that Mr. Gerrits owns through Michael J. Gerrits Investment Ltd.

(6) John W. Beck is a director of the Company and Chairman of the Board of Directors of the Company.

(7) Charles R. Krauser is a director of the Company. All of these Class B Shares are held by Krauser Family Investment Ltd. Charles R. Krauser through Krauser Family Investment Ltd. owns 217,520 Class B Shares. Pursuant to the Charles R. Krauser Voting Trust described below, Mr. Krauser has sole voting power with respect to 1,009,559 Class B Shares, which include 792,039 Class B Shares, owned by his affiliates, who are Mr. Krauser's business partners and their respective family members. Thus, Mr. Krauser may be deemed to be the beneficial owner (as the term is defined under Rule 13d-3) of such shares. Mr. Krauser disclaims such beneficial ownership with respect to such Class B Shares owned by his affiliates. See "--Voting Trust Agreements." Each member of the Voting Trust has sole dispositive power with respect to his or her shares, subject to certain restrictions on transfer described below. See "--Shareholders Agreement."

(8) Rafael Nin is a director of the Company and President and Chief Executive Officer of the Company. In addition to direct ownership of 156,579 Class B Shares, Mr. Nin beneficially owns 1,516,667 Class B Shares and 190,000 Class B Shares that may be acquired upon the exercise of a currently exercisable option granted under the Stock Option Agreement dated October 15, 1996 between the Company and Mr. Nin, and the Company's Qualified Stock Option Plan, respectively.

(9)  David L. Virginia is Vice President-Chief Financial Officer of the Company.

(10) Richard Reiss is a director of the Company.

(11) C. Leon Timothy is a director of the Company.

(12) Basil Vasiliou is a director of the Company. Mr. Vasiliou owns 43,500 Class B Shares through two Investment Retirement Accounts. Mr. Vasiliou's wife, Jane T. Vasiliou, owns 17,000 Class B Shares, of which Mr. Vasiliou has dispositive power. Pursuant to the Jane T. Vasiliou Trust, Mr. Vasiliou has dispositive power with respect to 4,000 Class B Shares. Pursuant to the K&S Vasiliou Trust, Mr. Vasiliou has dispositive power with respect to 3,000 Class B Shares. Mr. Vasiliou also beneficially owns 420 Class B Shares of the Company as beneficiary of the Vasiliou & Company, Inc. Retirement Plan.

Voting Trust Agreements

     On September 28, 1996, Rafael Nin, as trustee, the Company and the shareholders of the Company's outstanding Class A Shares entered into the Nin Voting Trust pursuant to which the shareholders created an irrevocable voting trust. See "Change in Control."

     The trustee of the Charles H. Beach Voting Trust is Charles H. Beach and the other members of the trust are members of his immediate family. Charles H. Beach, pursuant to the Charles H. Beach Voting Trust, has the sole power to vote 2,767,619 Class B Shares, which collectively represent 12.9% of the total outstanding capital stock of the Company and 6.0% of the total voting rights outstanding. The trustee of the Michael J. Gerrits Voting Trust is Michael J. Gerrits and the other members of the trust are members of his immediate family and his affiliates. Michael J. Gerrits, pursuant to the Michael J. Gerrits Voting Trust, has the sole power to vote 1,385,036 Class B Shares, which collectively represent 6.4% of the total outstanding capital stock of the Company and 3.0% of the total voting rights outstanding. The trustee of the Charles R. Krauser Voting Trust is Charles R. Krauser, a director of the Company, and the other members of the Trust are affiliates of Mr. Krauser. Mr. Krauser, pursuant to the Charles R. Krauser Voting Trust, has the sole power to vote 1,009,559 Class B Shares which represent 4.7% of the outstanding capital stock of the Company and 2.2% of the total voting rights outstanding. The Class B Shares with respect to which Messrs. Beach, Gerrits and Krauser have sole voting power pursuant to their respective voting trusts include shares which are owned by members of their immediate family and affiliates. See footnotes 2, 5 and 7 to the table regarding beneficial ownership of the Class B Shares of the Company.

     The agreements creating the Charles H. Beach Voting Trust, the Michael J. Gerrits Voting Trust and the Charles R. Krauser Voting Trust described in the preceding paragraph (the "Voting Trust Agreements") govern the exercise of the voting rights associated with the shares of Common Stock of the Company owned by shareholders who are members of such voting trusts. Pursuant to the Voting Trust Agreements, the trustee of each voting trust has the right to vote the shares owned by the members of such voting trust. The provisions of the Shareholders Agreement restrict transfer of the shares held pursuant to the Voting Trust Agreements. See "Shareholders Agreement." In addition, the other members of the relevant voting trusts have a right of first refusal to acquire any shares, which are withdrawn from the trust account. The voting trusts terminate without notice by, or action of, the respective trustees in 2005; provided, however, that within two years prior to the termination of the current term or any extension term thereof, the members of the relevant trust who are then shareholders may agree to extend the duration of the relevant Voting Trust Agreement for an additional period, not to exceed ten years. The Voting Trust Agreements may be terminated prior to August 28, 2005 (i) upon termination of the Exclusive Bottling Appointments, each dated April 27, 1987 and entered into by the Company and PepsiCo pursuant to which the Company has certain exclusive franchise rights with respect to certain PepsiCo products (the "Franchise Agreements"), or the Shareholders Agreement, (ii) if none of the members of the relevant voting trust are holders of record of shares of Common Stock of the Company held in such voting trust or (iii) by written agreement of the relevant trustee of the voting trust.

Shareholders Agreement

     The Essential Shareholders and the Company's other shareholders existing prior to the Company's public offering on September 20, 1995 (the "Non-Essential Shareholders" and together with the Essential Shareholders, the "Initial Shareholders"), entered into a Shareholders Agreement governing the transfer of the shares of the Company by such shareholders. Under the Shareholders
Agreement, the Essential Shareholders may not sell or otherwise transfer any shares of the Company if such sale or transfer would give PepsiCo the right to terminate any of the Franchise Agreements relating to the Company's Pepsi-Cola products. In addition, under the Shareholders Agreement, the holders of Class A Shares may not sell any Class A Shares, even after the termination of the Nin Voting Trust, without the consent of the Company, and are required, at the request of the Company, and to the extent that such Franchise Agreements require the Essential Shareholders to maintain voting control of the Company, to transfer to the Essential Shareholders, in exchange for Class B Shares held by the Essential Shareholders, as many Class A Shares as shall be necessary, so that, after the termination of the Nin Voting Trust, the Essential Shareholders maintain voting control of the Company.

     Except for the above restrictions, all of the Class B Shares owned by the Initial Shareholders are, as a result of the settlement of certain class action securities lawsuits against the Company in September 1997, no longer subject to the restrictions on transferability previously contained in the Shareholders Agreement. The Company has undertaken in the Shareholders Agreement to register under the Securities Act of 1933 for resale by the Initial Shareholders all of such Class B Shares and to pay all expenses related thereto, except for underwriting commissions. Pursuant to that undertaking, the Company has filed a registration statement on Form S-3 with the Securities and Exchange Commission ("SEC") to register for resale the 7,000,000 Class B Shares owned by the Initial Shareholders.

Information Concerning Current Members of the Board of Directors

     The following table sets forth certain information concerning each of the Company's current directors:

    Name                         Age            Position         Director Since
    ----                         ---            --------         --------------

    John W. Beck                 60             Director              1987
    Charles R. Krauser           63             Director              1987
    Rafael Nin                   53             Director              1987
    C. Leon Timothy              63             Director              1992
    Richard Reiss                50             Director              1996
    Sutton Keany                 54             Director              1997
    Basil K. Vasiliou            48             Director              1998

     All directors serve until their successors have been elected.

     The following is a brief description of the business background of each of the current directors of the Company.

     John W. Beck has been a director of the Company since 1987 and currently serves as the Chairman of the Board of Directors of the Company. Mr. Beck has served as President of Economics Corp., an economic consulting firm, since 1972; he also served as President and Chief Executive Officer of First National Bank, Winter Park from 1973 to 1986, and as Chairman and director of WMFE-TV/FM, a PBS broadcasting station from 1985 to 1994.

     Charles R. Krauser has been a director of the Company since 1987 and was a director of Buenos Aires Embotelladora S. A. ("BAESA") from 1993 until December 1995. He has served as President of Atlantic Development & Management, Inc., a real estate development company, since 1979. He was elected a director of International Bioimmune Systems, Inc., a cancer diagnostics and therapeutics company, in 1996.

     Rafael Nin has been a director of the Company since May 1987 and has been the President and Chief Executive Officer of the Company since June 1996. He has been a director of Bestov Foods, S.A., a Pizza Hut franchisee in Argentina, since 1992, and has been President and Chief Executive Officer of Kana Development, Inc., a land development company, since 1983.

     C. Leon Timothy has been a director of the Company since December 1992. He was a Senior Vice President of the Company from February 1990 through December 31, 1997, when he retired from that position. He continues to be available as a consultant on an as-needed basis. He was a director of BAESA from April 1990 until June 1996 and a Senior Vice President of BAESA, responsible for shareholder relations from November 1989 until June 1996.

     Richard Reiss has been a director of the Company since February 1996. Currently, Mr. Reiss specializes in the area of financial and management consulting and has been the owner of Reiss and Associates since 1979. He was President of Nova Comm., Inc., a start-up company manufacturing access control units, from 1994 to 1996. Mr. Reiss has been a director of Banco Santander Puerto Rico since 1979. He was President and Chief Executive Officer of Clear Comm, LP from 1996 until early December 1997.

     Sutton Keany has been a director of the Company since January 1997. He has been a partner of Winthrop, Stimson, Putnam & Roberts, a law firm based in New York City, since 1976.

     Basil K. Vasiliou has been a director of the Company since February 1998. He is currently the Chairman of Vasiliou & Co., Inc., a registered broker-dealer. Mr. Vasiliou was the general partner of Smith-Vasiliou Special Situations Fund, L.P., a partnership organized to invest in the financial obligations of troubled corporations, from 1984 to 1994. Mr. Vasiliou has also been a director of Costain Group PLC from November 1997. Mr. Vasiliou was a director of Interco Inc. ("Interco") from 1992 to 1995.

Meetings and Committees

     The Board of Directors met or took action by unanimous written consent on twelve occasions during the fiscal year ended September 30, 1997. There are three committees of the Board of Directors: the Audit Committee, the Compensation Committee and the Stock Option Committee. The members of the Audit Committee are Richard Reiss and Charles R. Krauser, neither of whom are officers or employees of the Company. The members of the Compensation Committee and the Stock Option Committee for the fiscal year ended September 30, 1997 were John W. Beck, Anton Schedlbauer and Richard Reiss. Mr. Schedlbauer's term as a director expired at the annual meeting held on February 2, 1998. The Audit Committee met on five occasions during the fiscal year ended September 30, 1997. The Audit Committee annually recommends to the Board of Directors independent public accountants to serve as auditors of the Company's books, records and accounts, reviews the scope of the audits performed by such auditors and the audit reports prepared by them and reviews related party transactions. The Stock Option Committee assists in the management and administration of the Company's stock option plans and may make recommendations to the Board of Directors as to action to be taken under such plans. The Stock Option Committee does not have any decision-making authority. The Compensation Committee and the Stock Option Committee met, together, three times during the fiscal year ended September 30, 1997.

     During the Company's last fiscal year, each of the incumbent directors attended at least 75% of the aggregate of (i) the total number of meetings of the Board of Directors and (ii) the total number of meetings held by all committees on which such director was a member during the period he was a member of the Board of Directors and such committees, with the exception of Anton Schedlbauer, who attended seven of the twelve Board of Directors meetings.

     Directors of the Company, other than Mr. Nin, receive $2,000 per month and $1,000 per Board meeting attended in person, as compensation for serving as a director. Richard Reiss also receives an additional $1,000 per month for acting as Chairman of the Audit Committee. Mr. Nin does not receive compensation for serving as a director. All directors are reimbursed for travel expenses incurred in attending meetings of the Company.

     The members of the Compensation Committee and the Stock Option Committee are John W. Beck, Basil K. Vasilou and Richard Reiss, none of whom are officers or employees of the Company. Mr. Beck serves as Chairman of the Board of Directors of the Company.

Indemnification of Officers and Directors

     As permitted by the Delaware General Corporation Law, the Company's Certificate of Incorporation limits the personal liability of a director of the Company for monetary damages for breach of fiduciary duty of care as a director. Liability is not eliminated for (i) any breach of the director's duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or stock purchases or redemptions pursuant to
Section 174 of the Delaware General Corporation Law, or (iv) any transaction from which the director derived an improper personal benefit.

     Under provisions contained in the Company's Certificate of Incorporation and Bylaws, the Company will indemnify any director, officer, employee or agent of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company). Indemnification will be provided if the action, suit or proceeding arose by reason of the fact that a director, officer, employee or agent of the Company is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Indemnification will be provided against expenses including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Company. Indemnification will be allowed with respect to any criminal action or proceeding if the director or officer involved had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Company. With respect to any criminal action or proceeding, termination by one of the above dispositions shall not, of itself, create a presumption that the person involved had reasonable cause to believe that his conduct was unlawful.

     The Company shall indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, trustee, officer, employee or agent of the Company. This includes situations where such person involved was serving at the request of the Company as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Under these circumstances, the Company shall indemnify such director, trustee, officer, employee or agent against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of the action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company. No indemnification will be made by the Company for any claim, issue or matter as to which such director, trustee, officer, employee or agent shall have been adjudged to be liable to the Company. However, the Court of Chancery of the State of Delaware or the court in which such action or suit was brought may determine that, despite the adjudication of liability but in view of all the circumstances of the case, such director, trustee, officer, employee or agent is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     To the extent that any director, trustee, officer, employee or agent referred to above, has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter described above, the Company will indemnify him against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     Any indemnification will be made by the Company only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth above. This determination will be made at the option of the person seeking indemnification, by one of the following:
(a) by the Board of Directors by a majority vote of directors who are not parties to such action, suit or proceedings, or (b) by independent legal counsel selected by the person seeking indemnification from a specific list of law firms or which are otherwise reasonably acceptable to the Company, in a written opinion, or (c) if agreed upon by the Company, by the shareholders. In making such determination, the person seeking indemnification be presumed to have met the applicable standard of conduct set forth in the Bylaws, which presumption may be rebutted with evidence to the contrary. This determination shall be made by the Board of Directors or independent legal counsel, as the case may be, as promptly as possible after submission to the Board of Directors or legal counsel, and, to the extent possible, within 30 days of such submission. A determination made in accordance with the Bylaws shall not be deemed to affect any right to judicial review of such determination that a person seeking indemnification may have under applicable law.

     Expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of any undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company under its indemnification policies described in Article Tenth of the Certificate of Incorporation. The Company may pay such expenses incurred by its other employees and agents upon such terms and conditions, if any, as the Board of Directors deems appropriate.

     The indemnification and advancement of expenses provided by, or granted pursuant to, Article Tenth of the Certificate of Incorporation shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any statute, by-law, agreement, vote of shareholders or disinterested directors or otherwise both as to action in his official capacity and as to action in another capacity while holding such office.

     The indemnification and advancement of expenses provided by, or granted pursuant to, the Certificate of Incorporation shall, unless otherwise provided when authorized or ratified, continue to a person who has ceased to be a director or officer of the Company and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Expenses incurred by a present or former officer or director in defending a civil or criminal action, suit, investigation or administrative matter ("Indemnifiable Events") in which such person is named as a party, subject or witness, or brought against such person, by reason of his serving or acting, or having served or acted as a director or officer, or arising or allegedly arising, directly or indirectly, out of any act, omission, occurrence or event involving such person, shall be paid by the Company in advance of the final disposition or completion of such Indemnifiable Event upon the written request of such person and compliance with the other requirements of the Bylaws. A person requesting payments under the Bylaws shall be required to execute an undertaking to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company and furnish or file with the Company any other document required by law. Unless required by law, such undertaking need not be secured. After receipt by the Company of such executed undertaking and any other documents required by law, payment shall be made by the Company promptly after receipt by it of a reasonably detailed invoice for any such expenses, certified by the person seeking reimbursement or the payment of the invoice, to the effect that such expense was actually incurred by him in connection with his defense of a claim for which indemnification could be sought under the Bylaws. It is the intent of the Company that the provisions of the Bylaws be mandatory in operation and not subject to the discretion of the Company. Further, fees and expenses shall be recoverable from the Company by any person adjudged or determined to be entitled to indemnity under the Bylaws, if such fees and expenses are incurred in order to enforce the Bylaws with respect to advancement of expenses or indemnification.

     The rights to indemnification and to the advancement or reimbursement of expenses under the Bylaws (i) are and shall be contract rights based upon good and valuable consideration, pursuant to which the persons in favor of whom such rights are created may sue as if the provisions of the Bylaws were set forth in a separate written contract or contracts between such persons and the Company, and (ii) shall continue and remain available and enforceable, after any revocation or restricted modification thereof, as to Indemnifiable Events occurring or having occurred prior to such revocation or modification. To the extent that any amendment to the Bylaws (including the amendment adopted on January 24, 1998) establishes specific procedures relating to indemnification and advancement of expenses or grants additional rights to persons covered thereunder, such procedures and additional rights shall only be applicable with respect to Indemnifiable Events relating to events or actions or omissions by such persons in their capacity as director, officer, employee or agent of the Company, in each case occurring after the date of such amendment. The Bylaws are intended to grant indemnification to persons covered hereby only to the maximum extent permitted by applicable law.

Compliance with Reporting Requirements of Section 16 of the Exchange Act

     Under Section 16(a) of the Exchange Act, the Company's executive officers and any persons holding 10% or more of the Company's Common Stock are required to report their ownership of Common Stock and changes in that ownership to the SEC and to furnish the Company with copies of such report. Specific due dates for these reports have been established and the Company is required to report in this Information Statement any failure to file on a timely basis by such persons. To the Company's knowledge, based upon review of such reports received by it, during the fiscal year ended September 30, 1997, all reports required to be filed by the Company's directors, executive officers and 10% shareholders have been timely filed with the SEC.

                               EXECUTIVE OFFICERS

     The executive officers of the Company are elected by the Board of Directors and serve at its discretion. There is no family relationship among any of the officers or directors. The following table sets forth certain information regarding the executive officers of the Company.

Name                     Age            Position
----                     ---            --------
Rafael Nin                53            President and Chief Executive Officer
A. David Velez            43            Vice President - Chief Operating Officer
Reinaldo Rodriguez        52            Vice President - Human Resources
David Lee Virginia        48            Vice President - Chief Financial Officer
Jose Gonzalez             40            Vice President - Internal Audit

     The following is a brief description of the business background of each of the executive officers of the Company.

     Rafael Nin has been a Director of the Company since May 1987. He was elected President and Chief Executive Officer in June 1996. He has been a Director of Bestov Foods S.A., a Pizza Hut franchise in Argentina since 1992, and is President and Chief Executive Officer of Kana Development, Inc., a land development company, since 1983.

     A. David Velez has been a Vice President of the Company in charge of operations since March, 1997. He was the General Manager for BAESA's operations in Rio de Janeiro from October 1995 to February 1997. Prior to that he was the General Manager for PepsiCo's Miami bottling operations.

     Reinaldo Rodriguez has been Vice President of the Company in charge of Human Resources since September 1996 and from 1987 to 1990. He was Vice president in charge of Human Resources for BAESA from 1990 to July 1996, and he was Personnel Director for Pepsi Cola Metropolitan Bottling Company from 1982 to 1987.

     David Lee Virginia has been Vice President of the Company in charge of Finance since September 1996. He was Planning Director for Pepsi Cola Engarrafadora Ltda from 1994 to 1996. He was employed with BAESA in a number of positions including Vice President - Treasurer from 1992 to September 1994 and he was Vice President in charge of Finance for Pepsi Cola Puerto Rico Bottling Co. from 1987 to 1992. Mr. Virginia was also the Vice President of Finance of Speciality Frozen Products LP from January 1993 to August 1993.

     Jose Gonzalez has been a Vice President of the Company in charge of Internal Audit since September 1996. He was previously Audit Manager, since December 1995. He was Controller and Operations Manager for The West Company from 1993 to 1995 and Assistant Controller and Account Manager for Nypro Puerto Rico Inc. from 1989 to 1993. Previous positions include Senior Accountant for Motorola of Puerto Rico and Senior Auditor for Coopers & Lybrand, from 1985 to 1992.

                             EXECUTIVE COMPENSATION

     The following table sets forth, for the fiscal years ended September 30, 1995, 1996 and 1997, each component of compensation paid or awarded to, or earned by the Chief Executive Officer of the Company and each of the executive officers whose total annual salary and bonus exceeded $100,000 in the fiscal years ended September 30, 1995, 1996 and 1997 (collectively referred to as the "Named Executive Officers").


                           Summary Compensation Table

                                                           Annual Compensation
                                                         ------------------------          Other Annual         All Other
   Name and Principal Position               Year        Salary             Bonus          Compensation       Compensation(1)
   ---------------------------               ----        ------             -----          ------------       ---------------

Rafael Nin(2)(21)                            1997       $291,500           $     0          $100,000(2)        $      0
   President and Chief                       1996       $ 92,304           $     0          $      0           $      0
   Executive Officer                         1995       $      0           $     0          $      0           $      0

David Cuthbertson(3)(4)(5)
   (6)(7)(21)                                1997       $ 56,640           $     0          $175,052(4)        $    749
                                                                                                               $358,004(5)
   Vice President                            1996       $103,391           $23,430          $ 52,646(6)        $  1,593
                                             1995       $ 91,972           $16,585          $106,109(7)        $  1,487

C. Leon Timothy(8)                           1997       $125,120           $     0          $      0           $  2,761
   Sr. Vice President--                      1996       $ 12,308(8)        $     0          $      0           $      0
   Investor Relations

David L. Virginia(9)(10)(21)                 1997       $ 95,146           $     0          $ 97,000(10)       $  1,796
   Vice President--Chief                     1996       $ 12,096(11)       $     0          $ 11,695(12)       $      0
   Financial Officer

Reinaldo Rodriguez(13)(14)(21)               1997       $ 81,092           $25,000          $122,200(14)       $  1,370
   Vice President--                          1996       $      0           $     0          $ 19,863(12)       $      0
   Human Resources
   And Government
   Affairs

Jose A Gonzalez(15)(16)(17)(18)              1997       $ 97,923           $     0          $ 12,000(16)       $      0
   Vice President--                          1996       $ 39,423(17)       $ 2,500          $  8,258(18)       $      0
   Internal Auditor

Angel David Velez(19)(20)(21)                1997       $ 76,558           $     0          $ 56,000(20)       $      0
   Vice President--Chief
   Operating Officer

-------------------
(1) Amounts in this column, except for (5), represent contributions by the Company to the account of the Chief Executive Officer and Named Executive Officers under the Company's Section 165(e) Plan (equivalent to a Section 401(K) Plan).

(2) Mr. Nin assumed the office of President and Chief Executive Officer of the Company on June 11, 1996. $100,000 represents compensation received by Mr. Nin in the form of dividends on management stock paid by Beverage Plastics, a wholly owned subsidiary of the Company ("Beverage Plastics").

(3) Mr. Cuthbertson's employment with the Company was terminated on May 1, 1997.

(4) Of this amount, $7,000 represents compensation received by Mr. Cuthbertson as car allowance, $23,750 represents compensation received by Mr. Cuthbertson as reimbursements for repatriation expenses and $109,052 represents compensation received by Mr. Cuthbertson as a severance payment. Additionally, of this amount, $35,250 represents compensation received by Mr. Cuthbertson in the form of dividends on management stock paid by Beverage Plastics.

(5)  Mr. Cuthbertson received $358,004 to cash-out his retirement plan.

(6) Of this amount, $5,646 represents compensation received by Mr. Cuthbertson as reimbursement for the payment of taxes and $47,000 represents compensation received by Mr. Cuthbertson in the form of dividends on Management Stock paid by Beverage Plastics.

(7) Of this amount, $48,309 represents compensation received by Mr. Cuthbertson reimbursement for the payment of taxes, $10,800 represents compensation received by Mr. Cuthbertson as car allowance and $47,000 represents compensation received by Mr. Cuthbertson in the form of dividends on management stock paid by Beverage Plastics.

(8) Mr. Timothy has been a director of the Company since December 1992 and was Senior Vice President of the Company from February 1990 to December 1997. He was a Director of BAESA from April 1990 until June 1996 and a Senior Vice President of BAESA responsible for shareholder relations until June 1996. During fiscal years 1995 and 1996, the Company did not pay compensation to Mr. Timothy directly; however, the Company paid a management fee to BAESA for the management services in the amount of $0.8 million and $0.9 million for the fiscal years ended September 30, 1995 and 1996, which includes amounts paid as compensation for Mr. Timothy's management services to the Company. In July 1996, Mr. Timothy resigned as an officer and director of BAESA and was added to the Company's payroll on August 8, 1996. This amount represents compensation earned by Mr. Timothy in the fiscal year 1996 during the period from August to September 1996.

(9)  Prior   to  Mr.   Virginia's   employment   with   the   Company   as  Vice
     President--Chief Financial Officer, Mr. Virginia was hired as a consultant to the Company on July 2, 1996.

(10) Of this amount, $12,000 represents compensation received by Mr. Virginia as car allowance and $85,000 represents compensation received by Mr. Virginia in the form of dividends on management stock paid by Beverage Plastics.

(11) This amount represents compensation earned by Mr. Virginia in the fiscal year 1996 during July to September 1996. On September 28, 1996, Mr. Virginia was elected to become Vice President--Chief Financial Officer, assuming his duties as such on October 1, 1996.

(12) Messrs. Virginia and Rodriguez received these amounts, respectively, as a consultant fee.

(13) Mr. Rodriguez was hired as a consultant to the Company on August 1, 1996 and on September 28, 1996, Mr. Rodriguez was elected to the position of Vice President--Human Resources and Government Affairs, assuming his duties as such on October 1, 1996.

(14) Of this amount, $12,000 represents compensation received by Mr. Rodriguez as a car allowance, $30,000 represents compensation received by Mr. Rodriguez as a consulting fee and $5,200 represents compensation received by Mr. Rodriguez as a housing allowance. Additionally, of this amount $75,000 represents compensation received by Mr. Rodriguez in the form of dividends on management stock paid by Beverage Plastics.

(15) Mr. Gonzalez was employed as the Company's internal auditor on December 11, 1995.

(16) $12,000  represents   compensation  received  by  Mr.  Gonzalez  as  a  car
     allowance.

(17) This amount represents compensation received by Mr. Gonzalez in the fiscal year 1996 during the period from December 1995 to September 1996. On September 28, 1996, Mr. Gonzalez was elected to become Vice President--Internal Auditor, assuming his duties as such on October 1, 1996.

(18) Of this amount, $3,858 represents compensation received by Mr. Gonzalez as a car allowance and $4,400 represents compensation received by Mr. Gonzalez as reimbursement for the payment of his child's school education.

(19) Mr. Velez was employed by the Company as Vice President-Chief Operating Officer on March 1, 1997.

(20) Of this amount, $6,000 represents compensation received by Mr. Velez as a car allowance and $50,000 represents compensation received by Mr. Velez in the form of dividends on management stock paid by Beverage Plastics.

(21) Mr. Cuthbertson previously owned, and Mr. Nin, Mr. Virginia, Mr. Rodriguez, and Mr. Velez currently own, management stock in Beverage Plastics. The management stock has no voting rights and no actual ownership interest. It is similar to preferred stock entitling holders to a certain amount of dividends based on surplus of exempt income under Puerto Rican Industrial Incentives Laws.

Option Grants for the Year Ended September 30, 1997

-----------------------------------------------------------------------------------------------------------------------------------
                                 Number of      Percent of                                            Potential Realizable Value at
                                 Securities    Total Options    Exercise                              Assumed Annual Rates of Stock
                                 Underlying     Granted to       or Base                              Price Appreciation for Option
                                  Options        Employees        Price          Expiration                        Term
                 Name             Granted      in Fiscal Year    Per Share          Date              5%                 10%
                 (a)                (b)             (c)            (d)              (e)              (f)                 (g)
-----------------------------------------------------------------------------------------------------------------------------------
Rafael Nin, President & Chief       190,000        11.1%          $5.00         10-15-06(1)     $  597,450         $ 1,514,055
   Executive Officer
Rafael Nin, President & Chief     1,516,667        88.9%          $5.00         Unlimited(1)    $4,769,119(2)      $12,085,883(2)
   Executive Officer

-------------------
(1) On October 15, 1996, Rafael Nin was granted an option to purchase 190,000 Class B Shares, at an exercise price of $5.00, per share pursuant to the Qualified Stock Option Plan. Additionally, on October 15, 1996, the Company granted to Rafael Nin a stock option (the "Nin Stock Option") to acquire 1,516,667 Class B Shares, at an exercise price of $5.00 per share. Upon the closing of the transactions described above under "Change in Control," the Nin Stock Option will be amended to expire on July 30, 2001.

(2) The Expiration Date on this Option is unlimited. Potential realizable value at assumed annual rates of stock price appreciation for option is calculated on an assumed ten-year expiration date.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                           Numbers of
                                                                                           Securities                Value of
                                                                                           Underlying              Unexercised
                                                                                          Unexercised                In-The-
                                                                                            Options                Money Option
                                                                                           At Fiscal                At Fiscal
                                          Shares                                            Year-End                 Year End
                                         Acquired                    Value                Exercisable/             Exercisable/
         Name                           On Exercise                Realized              Unexercisable            Unexercisable
          (a)                               (b)                       (c)                     (d)                      (e)
-----------------------------------------------------------------------------------------------------------------------------------
Rafael Nin, President &                   None(1)                   None(1)                 190,000(2)            $  368,125(3)
   Chief Executive Officer                                                             Class B Shares
Rafael Nin, President &                   None(1)                   None(1)               1,516,667(2)            $2,938,542(4)
   Chief Executive Officer                                                             Class B Shares

--------------------
(1) On October 15, 1996, Rafael Nin was granted options to purchase (a) 190,000 Class B Shares, at an exercise price of $5.00 per share, pursuant to the Company's Qualified Stock Option Plan and (b) 1,516,667 Class B Shares, at an exercise price of $5.00 per share, pursuant to the Stock Option Agreement. These options are exercisable in whole or in part. However, none of these options have been exercised by Mr. Nin in the fiscal year ended September 30, 1997.

(2) Both the option to purchase 190,000 Class B Shares and 1,516,667 Class B Shares, are exercisable options.

(3) This value represents the difference between the market value of 190,000 Class B Shares and the exercise price of the option on September 30, 1997. On September 30, 1997, the market value of 190,000 Class B Shares was $1,318,125, which is the product of 190,000 Class B Shares and $6.9375, the last reported sale price of Class B Shares on the New York Stock Exchange on September 30, 1997. The exercise price of the option was $950,000, which is the product of 190,000 Class B Shares and exercise price of $5.00 per Share.

(4) This value represents the difference between the market value of 1,516,667 Class B Shares and the exercise price of the option at September 30, 1997. On September 30, 1997, the market value of the Class B Shares was $10,521,877, which is the product of 1,516,667 Class B Shares and $6.9375, the last reported sale price of Class B Shares on the New York Stock Exchange on September 30, 1997. The exercise price of the option is $7,583,335, which is the product of 1,516,667 Class B Shares and exercise price of $5.00 per Share.

Employment Agreement

     On June 11, 1996, the Company entered into an employment agreement with Rafael Nin providing for an annual base salary of $300,000 which is subject to yearly review, as well as a year-end bonus of 50% of the annual salary, predicated on the satisfactory completion of established and agreed-upon objectives. The Company has also agreed to give Mr. Nin a management stock dividend from Beverage Plastics of $100,000 annually payable in four quarterly installments of $25,000. Under the employment agreement, Mr. Nin is also entitled to receive other benefits including an automobile with all operating expenses paid, and health and life insurance. During the fiscal year ended September 30, 1997, Mr. Nin did not receive any bonus, and he voluntarily accepted salary reductions as of April 1, 1997 and December 31, 1997.

Employee Benefit Plan

     Salaried Employees' Retirement Plan. The formula used to determine retirement benefits under the Company's salaried employees' retirement plan (the "Employees' Retirement Plan") considers the participant's (i) Highest Average Monthly Compensation, (ii) years of service and (iii) normal or early retirement. Highest Average Monthly Compensation is 12/3% of the total compensation (including wages, salary, commissions and bonuses but excluding contributions to pension or welfare plans) paid during the employee's five consecutive most highly compensated calendar years, up to a maximum of $150,000.

     In general, the monthly benefit payable at normal retirement age (age 65) is equal to (i) the sum of (a) 3% of the participant's Highest Average Monthly Compensation multiplied by the participant's years of service (and fractions thereof) up to 10 years, plus (b) 1% of such participant's Highest Average Monthly Compensation multiplied by the participant's years of service (and fractions thereof) in excess of 10 years and (ii) reduced by 12/3% of the participant's Primary Social Security Benefit (as defined in the plan) multiplied by the participant's years of service, up to 30 years. The pension plan's normal form of benefit for a married participant is a qualified joint and survivor annuity and is a single life annuity for an unmarried participant.

     The table below sets forth the estimated annual retirement benefits (contributory and non-contributory) payable on a straight life annuity basis to all eligible salaried employees, including employees who are officers, who meet the credited service requirement for retirement at age 65. Normal retirement benefits are not subject to deduction for social Security benefits or other offset amounts.

      Average Yearly
       Compensation                                          Credit Years of Service
---------------------------------------------------------------------------------------------------------------------
                                 15                  20                 25                  30                   35
---------------------------------------------------------------------------------------------------------------------
         $125,000             $40,400             $45,600             $50,700             $55,800             $62,150
          150,000              49,200              55,600              62,000              68,400              75,900
          175,000              49,200              55,600              62,000              68,400              75,900
          200,000              49,200              55,600              62,000              68,400              75,900
          225,000              49,200              55,600              62,000              68,400              75,900
          250,000              49,200              55,600              62,000              68,400              75,900
          300,000              49,200              55,600              62,000              68,400              75,900
          400,000              49,200              55,600              62,000              68,400              75,900
          450,000              49,200              55,600              62,000              68,400              75,900
          500,000              49,200              55,600              62,000              68,400              75,900

     As of December 31, 1996, David Cuthbertson had accrued an estimated annual benefit of $36,551 for an estimated 13 credited years of service, payable upon his retirement date, Reinaldo Rodriguez had accrued an estimated annual benefit of $25,085 for an estimated 15 credited years of service, payable upon his retirement date, C. Leon Timothy had accrued an estimated annual benefit of $44,243 for an estimated 13 credited years of service, payable upon his retirement date and David L. Virginia had accrued an estimated annual benefit of $16,463 for an estimated 10 credited years of service, payable upon his retirement date.

     The Company has taken an action to freeze the Employees' Retirement Plan as of December 31, 1996. Under this action, after December 31, 1996, no accruals have been, or will be, made with respect to the retirement benefits of the employees under the Employees' Retirement Plan.

     Stock Option Plans. The Company has established two Stock Option Plans (collectively, the "Stock Option Plans") for the granting of stock options to purchase Class B Shares ("Options") to certain employees and directors of the Company and its affiliates ("Key Employees") who have served in such capacities for at least one year prior to the date Options are granted. One Stock Option Plan (the "Qualified Stock Option Plan") permits the grant of "incentive stock options" ("ISOs") under Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the

"Code"). The other Stock Option Plan does not permit the grant of ISOs (the "Non-Qualified Stock Option Plan"). The purposes of the Stock Option Plans are to attract and retain individuals of experience and ability, as well as to motivate such persons to exert their best efforts on behalf of the Company.

     Key Employees of the Company and its subsidiaries and affiliates are eligible to participate under the Stock Option Plans, as deemed appropriate by the Company's Board of Directors. However, the Stock Option Plans do not permit the granting of Options to employees or directors prior to their being employed by or serving as director, for one year. The Stock Option Plans are administered by the Board of Directors. The Board of Directors has appointed a committee (the "Stock Option Committee") to assist in the management and administration of the Stock Option Plans. The Stock Option Committee may recommend to the Board of Directors any action to be taken under the Stock Option Plans but does not have any decision-making authority.

     The total number of Class B Shares reserved and available for issuance under each of the Stock Option Plans in connection with grants of Options is 500,000, subject to adjustment in the case of any change in the outstanding Class B Shares by reason of any stock split, stock dividend, recapitalization or exchange of such shares. No Option shall be transferable by the Option holder otherwise than by will or the laws of descent and distribution, and each Option shall be exercisable during the Option holder's lifetime only by the Option holder.

     The Options granted pursuant to the Company's Qualified Stock Option Plan will have exercise prices equal to the fair market value of the Class B Shares at the date of grant. The "fair market value" of the Class B Shares shall be the mean of the sales price for the Class B Shares on the New York Stock Exchange at the close of business on the date of grant of the relevant Option (or, if the Class B Shares are not publicly traded on such date, a value determined by an independent appraiser selected by the Stock Option Committee). Pursuant to the Non-Qualified Stock Option Plan, under certain circumstances the Company may grant options, which will have an exercise price below fair market value. An Option holder is able to exercise Options from time to time as specified in the grantee's individual Option agreement. Options must be exercised during the grantee's employment with the Company, except that (i) upon an Option holder's death, total disability or retirement, all vested Options immediately become exercisable and may be exercised until the expiration of such Options, (ii) upon voluntary resignation, vested Options are exercisable for a period of 30 days following the date of resignation and (iii) upon termination of an Option holder's employment without cause, vested options are exercisable for a period of 12 months following the date of termination. Upon the occurrence of an event specified in (i), (ii) or (iii) above, all unvested Options held by an Option holder will automatically expire and terminate. Subject to the foregoing, the Board of Directors will have the sole discretion to determine the timing, amount, vesting and exercise periods of any Options granted pursuant to the Stock Option Plan and the manner in which such options are exercised.

     The Company has undertaken, upon notice by any Option holder of his intent to exercise any part of any options to take all necessary actions to enable such holder to immediately resell to the public any Class B Shares acquired pursuant to such exercise, in compliance with all applicable securities laws. The Company has agreed to pay for all costs and expenses associated with this undertaking, including but not limited to costs and expenses incurred in the preparation of any applicable registration statements. Pursuant to the undertaking, the Company filed a registration statement on Form S-8 with the SEC to register for resale the Class B Shares that may be acquired upon exercise of the Option and such shares are now registered.

     Nin Stock Option. On October 15, 1996 the Company granted to Rafael Nin a stock option (the "Nin Stock Option") to acquire 1,516,667 Class B Shares, at an exercise price of $5.00 per share. The number of Class B Shares that Mr. Nin may acquire pursuant to the Nin Stock Option will be subject to adjustment under certain circumstances. The Nin Stock Option may be exercised in whole or in part and will be unlimited in duration until exercised in full. Upon the closing of the transactions described above under "Change in Control," the Nin Stock Option will be amended to expire on July 30, 2001.

     Under the terms of the Nin Stock Option, Mr. Nin may not transfer any Class B Shares acquired pursuant to such option (the "Option Shares") unless (i) a registration statement under the Securities Act with respect to the Option Shares shall have become effective or (ii) Mr. Nin shall have notified the Company of the proposed transfer and shall have furnished the Company with (a) a detailed statement of the circumstances surrounding the proposed disposition and (b) an opinion of counsel in form and substance satisfactory to the Company and its counsel that no registration of the Option Shares under the Securities Act or qualification of the Option Shares under any other securities laws is required. The Company has undertaken to register under the Securities Act any Option Shares requested to be registered by the holders of such Option Shares and to pay for all costs and expenses associated with this undertaking, including but not limited to, costs and expenses incurred in the preparation of any applicable registration statements. Pursuant to the undertaking, the Company filed a registration statement on Form S-8 with the SEC to register for resale the 1,516,667 Option Shares and such Option Shares are now registered.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain Transactions

     The Company entered into agreements with Badillo/Saatchi & Saatchi and Comstat/Rowland, pursuant to which such companies provide advertising and public relations services to the Company. Both companies are controlled by Angel Collado-Schwarz, a shareholder of the Company. The Company paid $3,671,058 pursuant to these agreements in the fiscal year ended September 30, 1997.

     The Company uses the services of the law firm of McConnell Valdes. A partner of such firm, Ana Matilde Nin is the sister of the President and Chief Executive Officer of the Company. The Company paid $411,050 pursuant to the services provided by McConnell Valdes in the fiscal year ended September 30, 1997.

     The Company has requested that the law firm of Winthrop, Stimson, Putnam & Roberts perform certain legal services for the Company. Sutton Keany, a director of the Company, has been a partner at such firm since 1976. Billing for such services has been minimal during the fiscal year ended September 30, 1997.

     The Company has established stock option plans for certain employees and directors. In addition, the Company has granted stock options to Rafael Nin. See "Executive Compensation--Employee Benefit Plans--Stock Option Plans" and "Executive Compensation--Employee Benefit Plans--Nin Stock Option."

                                                                      APPENDIX A

                             P-PR DIRECTOR DESIGNEES

     The following table sets forth the name, business address, age, principal occupation or employment at the present time and during the last five years and business background of each of the persons designated by P-PR for appointment to the Company's board of directors.

                                              Present Principal Occupation
                                                    or Employment and
Name and Business Address           Age       Five Year Employment History
-------------------------           ---       ----------------------------

Christopher E. Clouser ...........   46  Mr.  Clouser  has served as Senior Vice
2700 Lone Oak Parkway                    President-Administration  of  Northwest
Eagan, MN 55121                          Airlines, Inc. since September 1996. He
                                         joined  Northwest  in April  1991.  Mr.
                                         Clouser  has  previously  held  officer
                                         positions  at Bell  Atlantic,  Hallmark
                                         Cards,  U.S. Sprint and United Telecom.
                                         Mr.  Clouser  is a  director  of Mesaba
                                         Holdings,  Inc.;  Delta Beverage Group,
                                         Inc.;  Mintertainment,  Inc.;  Epilepsy
                                         Foundation  of  America;   the  Greater
                                         Minneapolis  Chamber of  Commerce;  CRP
                                         Sports,  Inc., the managing  partner of
                                         the Minnesota  Twins Baseball Club; and
                                         Marquette Bancshares, Inc.

Philip N. Hughes .................   62  Mr. Hughes is owner of Miller Printing,
1924 South Utica                         Inc., a commercial printer,  and Rocket
Suite 1218                               Lube,  Inc.,  a chain of  quick-service
Tulsa, OK 74104                          vehicle  lubrication  operations.  From
                                         1982 to 1986, Mr. Hughes was a director
                                         of MEI  Corporation,  and from  1983 to
                                         1986 served as Senior Vice President of
                                         MEI  Corporation.   From  May  1986  to
                                         December    1986,    Mr.   Hughes   was
                                         President,  MEI  Division,   Pepsi-Cola
                                         Bottling  Group, a division of PepsiCo,
                                         Inc.  From  1986 to  1993,  Mr.  Hughes
                                         served   as   a    director    of   MEI
                                         Diversified, Inc. In February 1993, MEI
                                         Diversified  Inc.  filed for Chapter 11
                                         bankruptcy   protection.   A  Plan   of
                                         Reorganization for MEI Diversified Inc.
                                         was confirmed in October 1994, pursuant
                                         to which  its  assets  and  liabilities
                                         were  liquidated.  Mr. Hughes is also a
                                         director of Delta Beverage Group, Inc.

Robert C. Pohlad .................   43  Mr. Pohlad has been President of Pohlad
3880 Dain Bosworth Plaza                 Companies  since 1987 and  Director and
60 South Sixth Street                    Chief   Executive   Officer   of  Delta
Minneapolis, MN 55402                    Beverage Group,  Inc. since 1988. Prior
                                         to 1987,  Mr. Pohlad was Northwest Area
                                         Vice   President  of  the  Pepsi-  Cola
                                         Bottling Group. Mr. Pohlad is currently
                                         a director  of Mesaba  Holdings,  Inc.,
                                         Grow  Biz   International,   Inc.,  and
                                         Airtran Holdings, Inc.

Diego J. Suarez ..................   43  Mr.  Suarez  has been  Chief  Executive
P.O. Box 354588                          Officer  of V.  Suarez &  Company  Inc.
San Juan, Puerto Rico 00936-4588         since   1995  and  in   various   other
                                         positions with V. Suarez & Company Inc.
                                         since 1984. He is also a director of V.
                                         Suarez  &  Company  Inc.;  Bank  Trust,
                                         Puerto Rico;  Atlantic Pipe Corporation
                                         and  Wine  &  Spirits   Wholesalers  of
                                         America.

Basil K. Vasiliou ................   48  Mr.   Vasiliou   is  the   Chairman  of
Carretara 865 Km. 0.4                    Vasiliou  &  Co.,  Inc.,  a  registered
Bo. Candelaria Arenas                    broker-  dealer.  Mr.  Vasiliou was the
Toa Baja, Puerto Rico 00949              general   partner   of   Smith-Vasiliou
                                         Special   Situations   Fund,   L.P.,  a
                                         partnership  organized to invest in the
                                         financial   obligations   of   troubled
                                         corporations,  from  1984 to 1994.  Mr.
                                         Vasiliou  is a director  of  Pepsi-Cola
                                         Puerto   Rico   Bottling   Company  and
                                         Costain Group PLC and was a director of
                                         Interco Inc. from 1992 to 1995.

Craig E. Weatherup ...............   52  Mr. Weatherup is currently Chairman and
700 Anderson Hill Road                   Chief   Executive    Officer   of   the
Purchase, NY 10577-1444                  Pepsi-Cola  Company,  a position he has
                                         held  since   July   1996.   He  joined
                                         Pepsi-Cola   in   1974,    and   became
                                         President  of the  Pepsi-Cola  Bottling
                                         Group   in  1986.   He  was   appointed
                                         President of the Pepsi-Cola  Company in
                                         1988,  President  and  Chief  Executive
                                         Officer of Pepsi-Cola  North America in
                                         1991, and served as PepsiCo's President
                                         in 1996. Mr. Weatherup is a director of
                                         PepsiCo,  Inc. and Federated Department
                                         Stores, Inc.

John Woodhead ....................   58  Mr.  Woodhead has  provided  management
5353 Wayzata Blvd.                       consulting  services to Dakota Beverage
Suite 201                                Company,   Inc.,  a  PepsiCo  franchise
Minneapolis, MN 55416                    bottler   which  is  a  wholly-   owned
                                         subsidiary  of  the  Pohlad  Companies,
                                         since  1971.   Mr.   Woodhead  is  also
                                         currently  owner and  President  of JFW
                                         Inc.,  a management  services  company,
                                         and Woodhead Properties,  a real estate
                                         investment   firm.   Since  1992,   Mr.
                                         Woodhead  has also served as  President
                                         and  Chairman  of Park  National  Bank.
                                         From  1982 to 1995,  Mr.  Woodhead  was
                                         owner and chairman of Allstate  Medical
                                         Products.  Mr.  Woodhead is currently a
                                         director of Delta Beverage Group,  Inc.
                                         and WisPak, Inc.

Raymond W. Zehr, Jr. .............   51  Mr.  Zehr has been  Vice  President  of
3880 Dain Bosworth Plaza                 Pohlad  Companies  since  1987  and  in
60 South Sixth Street                    various  other  capacities  with Pohlad
Minneapolis, MN 55402                    Companies  since 1971. Mr. Zehr is also
                                         Chief   Investment   Manager   of   CRP
                                         Holdings, LLC and Vice President of CRP
                                         Sports,   Inc.,  the  managing  general
                                         partner of the Minnesota Twins baseball
                                         club.  Mr. Zehr is currently a director
                                         of Mesaba Holdings, Inc.